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FILE NO. 82-4861

November 29, 2005

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
DEC 0 7 2005
D.C. 213 SECTION

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Accounts for the Interim Financial Period of the Year Ending March 31, 2006 (Consolidated) (dated November 10, 2005) (English excerpt translation)

Yours very truly,

PROCESSED
DEC 1 2 2005
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

FILE NO. 82-4861

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2006 (CONSOLIDATED)

November 10, 2005

Name of the Company:	MegaChips Corporation (URL http://www.megachips.co.jp)
Listing:	Tokyo Stock Exchange
Code number:	6875
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Masayuki Fujii Director and Executive Officer, Tel. (06) 6399-2884
Date of meeting of the Board of Directors for settlement of interim accounts:	November 10, 2005
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. **Consolidated business results for the interim financial period ended September 30, 2005 (April 1, 2005 through September 30, 2005):**

(1) Consolidated operating results

	Interim financial period ended September 30		Financial period ended March 31
	2005	2004	2005
Sales	¥12,123 million ((-)22.6%)	¥15,669 million (32.3%)	¥30,122 million
Operating profit	¥709 million ((-)41.0%)	¥1,201 million (58.6%)	¥2,173 million
Ordinary profit	¥707 million ((-)40.5%)	¥1,189 million (62.2%)	¥2,168 million
Profit for the period	¥374 million ((-)40.6%)	¥629 million -	¥1,174 million
Per-share profit for the period	¥15.09	¥24.92	¥44.73
Fully diluted earnings per share for the period	¥-	¥-	¥-

(Notes) 1. Investment gain (loss) on equity method:

Interim financial period ended September 30, 2005: ¥-
Interim financial period ended September 30, 2004: ¥-
Financial period ended March 31, 2005: ¥-

2. Average number of shares outstanding during each period (consolidated):

Interim financial period ended September 30, 2005: 24,790,140 shares
Interim financial period ended September 30, 2004: 25,255,910 shares
Financial period ended March 31, 2005: 25,255,879 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the interim financial period indicate the rates of increase or decrease from the previous interim financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30		Financial period ended March 31
	2005	2004	2005
Total assets	¥23,182 million	¥20,524 million	¥20,597 million
Shareholders' equity	¥16,100 million	¥15,716 million	¥16,262 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	69.5%	76.6%	79.0%
Shareholders' equity per share	¥650.39	¥622.27	¥642.13

(Note) Number of issued shares outstanding at end of each period (consolidated):

Interim financial period ended September 30, 2005:	24,755,509 shares
Interim financial period ended September 30, 2004:	25,255,913 shares
Financial period ended March 31, 2005:	25,255,724 shares

(3) Consolidated cash flow condition

	Interim financial period ended September 30		Financial period ended March 31
	2005	2004	2005
Cash flows from operating activities	(¥190 million)	(¥4,925 million)	(¥3,068 million)
Cash flows from investing activities	(¥1,874 million)	(¥98 million)	(¥400 million)
Cash flows from financing activities	¥2,010 million	(¥250 million)	(¥251 million)
Cash and cash equivalents at the end of the period	¥8,028 million	¥6,464 million	¥8,015 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	4
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries:	Included:	2
	Excluded:	0
Companies subject to the equity method:	Included:	0
	Excluded:	0

2. Forecast of consolidated business results for the year ending March 31, 2006 (April 1, 2005 through March 31, 2006):

	Whole-year period
Sales	¥33,100 million
Ordinary profit	¥2,400 million
Profit for the period	¥1,400 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥56.55

* The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

\- - - - -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

	Interim financial period ended September 30, 2005 (as at September 30, 2005)		Financial period ended March 31, 2005 (as at March 31, 2005)		Interim financial period ended September 30, 2004 (as at September 30, 2004)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
ASSETS						
I. Current assets						
1. Cash and deposits	8,028,705		8,015,260		6,464,780	
2. Trade notes and trade accounts receivable	9,839,451		9,458,015		11,218,404	
3. Inventories	583,956		628,317		1,190,888	
4. Deferred tax assets	180,093		262,026		158,225	
5. Others	358,170		509,648		119,414	
Allowance for doubtful receivables	(850)		(1,627)		(1,437)	
Total current assets	18,989,528	81.9	18,871,641	91.6	19,150,277	93.3
II. Fixed assets						
1. Tangible fixed assets						
(1) Buildings	97,118		101,492		209,174	
(2) Land	-		-		104,677	
(3) Others	65,776		60,282		56,028	
Total tangible fixed assets	162,895	0.7	161,774	0.8	369,880	1.8
2. Intangible fixed assets						
(1) Others	143,288		169,501		205,778	
Total intangible fixed assets	143,288	0.6	169,501	0.8	205,778	1.0
3. Investments and other assets						
(1) Investment securities	2,741,960		197,176		147,606	
(2) Long-term deposit	500,000		500,000		-	
(3) Deferred tax assets	216,764		281,853		118,330	
(4) Others	430,397		418,587		551,086	
Allowance for doubtful receivables	(2,653)		(2,846)		(18,691)	
Total investments and other assets	3,886,468	16.8	1,394,771	6.8	798,331	3.9
Total fixed assets	4,192,653	18.1	1,726,047	8.4	1,373,990	6.7
TOTAL ASSETS	23,182,181	100.0	20,597,689	100.0	20,524,267	100.0

	Interim financial period ended September 30, 2005 (as at September 30, 2005)		Financial period ended March 31, 2005 (as at March 31, 2005)		Interim financial period ended September 30, 2004 (as at September 30, 2004)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	3,309,802		2,240,761		3,349,474	
2. Short-term loans payable	3,000,000		-		-	
3. Accrued corporate income taxes	241,749		1,385,469		843,042	
4. Allowance for bonuses	166,141		167,355		171,093	
5. Others	321,930		494,467		386,187	
Total current liabilities	7,039,623	30.3	4,288,053	20.8	4,749,796	23.1
II. Fixed liabilities						
1. Others	41,740		47,156		58,410	
Total fixed liabilities	41,740	0.2	47,156	0.2	58,410	0.3
TOTAL LIABILITIES	7,081,363	30.5	4,335,210	21.0	4,808,207	23.4
SHAREHOLDERS' EQUITY						
I. Capital	4,840,313	20.9	4,840,313	23.5	4,840,313	23.6
II. Additional paid-in capital	6,181,300	26.7	6,181,300	30.0	6,181,300	30.1
III. Retained earnings	6,493,425	28.0	6,543,168	31.8	5,997,831	29.2
IV. Revaluation difference of other securities	438,894	1.9	818	0.0	(506)	(0.0)
V. Foreign exchange translation adjustment	64,251	0.3	-	-	-	-
VI. Treasury stock	(1,917,367)	(8.3)	(1,303,121)	(6.3)	(1,302,879)	(6.3)
TOTAL SHAREHOLDERS' EQUITY	16,100,817	69.5	16,262,479	79.0	15,716,060	76.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,182,181	100.0	20,597,689	100.0	20,524,267	100.0

2. Consolidated Profit and Loss Statements

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)		Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)		Financial period ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	12,123,210	100.0	15,669,701	100.0	30,122,391	100.0
II. Cost of sales	9,760,545	80.5	12,338,959	78.7	24,070,739	79.9
Gross profit on sales	2,362,665	19.5	3,330,741	21.3	6,051,651	20.1
III. Selling, general and administrative expenses	1,653,212	13.7	2,129,158	13.6	3,878,621	12.9
Operating profit	709,453	5.8	1,201,583	7.7	2,173,030	7.2
IV. Non-operating profit	23,099	0.2	5,505	0.0	18,439	0.1
1. Interest received	1,732		169		2,160	
2. Additional refunds of corporate income taxes	2,592		1,532		1,562	
3. Income from real estate lease	-		1,200		1,200	
4. Transfer back from allowance for doubtful receivables	970		367		-	
5. Gain on acceptance of business	-		-		9,812	
6. Exchange gain	7,391		-		-	
7. Gain from forgiveness of debts	8,763		-		-	
8. Miscellaneous income	1,650		2,236		3,704	
V. Non-operating expenses	25,146	0.2	17,265	0.1	22,945	0.1
1. Interest paid	32		-		-	
2. Inaugural expenses	-		4,010		4,010	
3. Loss from disposition of fixed assets	1,217		1,468		1,468	
4. Exchange loss	-		23		4,964	
5. Loss from investments in partnership	7,601		6,795		7,532	
6. Loss of disposition of projects	-		4,745		4,745	
7. Commissions for treasury stock purchases	3,295		-		-	
8. Payment of penalty sums	4,482		-		-	
9. Loss on cancellation of lease agreements	4,500		-		-	
10. Amortization of consolidation adjustment	4,017		-		-	
11. Miscellaneous losses	-		222		223	
Ordinary profit	707,406	5.8	1,189,823	7.6	2,168,524	7.2
VI. Special income	-	-	17,731	0.1	34,114	0.4
1. Gain from sale of fixed assets	-		-		11,132	
2. Gain from sale of investment securities	-		17,731		17,731	
3. Transfer back from allowance for doubtful receivables	-		-		5,251	
VII. Special loss	-	-	-	-	184,499	0.6
1. Loss from disposition of system products	-		-		130,535	
2. Loss from sale of fixed assets	-		-		30,339	
3. Loss from sale of shares of associated company	-		-		23,625	

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)		Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)		Financial period ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
Income before income taxes and others	707,406	5.8	1,207,554	7.7	2,018,138	6.7
Corporate income taxes, inhabitant taxes and enterprise taxes	221,625	1.8	815,206	5.2	1,348,684	4.5
Interperiod tax allocation adjustment	111,688	0.9	(237,074)	(1.5)	(505,305)	(1.7)
Profit for the period	374,092	3.1	629,423	4.0	1,174,759	3.9

3. Consolidated Surplus Statements

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005) Amount (thousands of yen)		Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004) Amount (thousands of yen)		Financial period ended March 31, 2005 (from April 1, 2004 to March 31, 2005) Amount (thousands of yen)	
(Additional paid-in capital)						
I. Beginning balance of additional paid-in capital		6,181,300		6,181,300		6,181,300
II. Ending balance of additional paid-in capital		6,181,300		6,181,300		6,181,300
(Retained earnings)						
I. Beginning balance of retained earnings		6,543,168		5,650,018		5,650,018
II. Increase in retained earnings						
1. Profit for the period	374,092	374,092	629,423	629,423	1,174,759	1,174,759
III. Decrease in retained earnings						
1. Cash dividends	378,835		252,560		252,560	
2. Bonuses for officers	45,000		29,000		29,000	
3. Loss on disposition of treasury stock	-	423,835	49	281,610	49	281,610
IV. Ending balance of retained earnings		6,493,425		5,997,831		6,543,168

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Financial period ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
I. Cash flows from operating activities			
Income before income taxes and others	707,406	1,207,554	2,018,138
Depreciation	74,348	74,295	152,925
Amortization of long-term prepaid expenses	34,979	34,442	71,268
Loss on disposition of fixed assets	1,217	1,468	1,468
Decrease in allowance for doubtful receivables	(970)	(367)	(6,224)
Increase (decrease) in allowance for bonuses	(1,214)	27,204	30,296
Interest and dividend income	(1,732)	(169)	(2,260)
Loss from investments in partnership	7,601	6,795	7,532
Exchange gain	(6,154)	(7,962)	(2,443)
Interest expense	32	-	-
Loss from disposition of system products	-	-	13,444
Gain on sale of fixed assets	-	-	(11,132)
Loss on sale of fixed assets	-	-	30,339
Income from sale of investment securities	-	(17,731)	(17,731)
Gain from forgiveness of debts	(8,763)	-	-
Loss on cancellation of lease agreements	4,500	-	-
Increase in trade accounts receivable	(381,243)	(7,579,326)	(5,924,756)
Decrease in inventories	44,361	12,632	468,098
Increase in trade accounts payable	1,069,121	1,334,313	262,975
Officers' bonuses paid	(45,000)	(29,000)	(29,000)
(Increase) or decrease in other current assets	101,366	59,135	(224,394)
Decrease in other current liabilities	(179,611)	(99,493)	(22,598)
Others	(15,560)	12	64,578
Subtotal	1,404,688	(4,976,196)	(3,119,472)
Interest and dividend income	1,724	169	1,809
Interest paid	(1,594)	-	-
Corporate income taxes (paid) refunded	(1,594,929)	50,830	49,326
Net cash provided by operating activities	(190,111)	(4,925,196)	(3,068,336)
II. Cash flows from investing activities			
Placement of time deposit	(100,000)	-	(500,000)
Withdraw of time deposit	100,000	-	-
Purchase of tangible fixed assets	(25,778)	(21,545)	(40,777)
Sale of tangible fixed assets	-	-	1,300
Purchase of intangible fixed assets	(22,558)	(38,949)	(50,700)
Sale of intangible fixed assets	-	-	11,372
Purchase of investment securities	(2,078,758)	(15,000)	(15,000)
Sale of investment securities	5,424	36,231	36,231
Sale of consolidated subsidiary	-	-	207,691
Distribution of capital investment	-	8,484	12,610
Payment for long-term prepaid expenses	(34,397)	(68,433)	(88,795)
Purchase of beneficial interests in trust	(300,000)	-	-
Redemption of beneficial interests in trust	500,000	-	-
Payment of guarantee	(200)	(563)	(1,367)
Refund of guarantee	1,141	1,367	1,767
Loans	(20,000)	-	(377,249)
Refund premiums	100,000	-	402,600
Others	454	-	-
Net cash provided by investing activities	(1,874,672)	(98,409)	(400,316)

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Financial period ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
III. Cash flows from financing activities			
Net increase (decrease) in short-term debt..............	3,001,039	-	-
Net (increase) decrease in treasury stock................	(614,246)	(147)	(390)
Cash dividends paid by parent company	(376,584)	(250,368)	(251,158)
Net cash provided by financing activities.....................	2,010,208	(250,516)	(251,548)
IV. Translation gain (loss) related to cash and cash equivalents	68,021	4,456	1,015
V. Net increase (decrease) in cash and cash equivalents	13,445	(5,269,666)	(3,719,186)
VI. Cash and cash equivalents at the beginning of the period	8,015,260	11,734,446	11,734,446
VII. Cash and cash equivalents at the end of the period	8,028,705	6,464,780	8,015,260